Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

October 8, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Amendment No. 3 to Quarterly Report on Form 10Q/A

Filed October 8  2010

File No. 000-29482

Dear Ms. Breslin:

In response to your comment number 1 on the letter dated October 6, 2010, regarding the Quarterly Report on Form 10-Q/A for the period ended June 30, 2010, we note the following:

We have amended the previously filed Form 10-Q/A to include the material weakness that explain the reasons for the adjusting journal entries not recorded by management.

We have amended the previously filed Form 10-Q/A to include the remediation plans for the material weaknesses identified.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/  Jack Gregory

JACK GREGORY

CEO

cc: Kenneth Eade